                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. )1

                            FALCONSTOR SOFTWARE, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   306137 10 0
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 22, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 306137 10 0                 13D             Page 2 of 4 Pages
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================================================================================
        1      NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       ReiJane Huai
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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
                     PF, OO
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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        6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
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  NUMBER OF        7      SOLE VOTING POWER
    SHARES
BENEFICIALLY
 OWNED BY EACH                  10,824,260 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                10,824,260 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
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        11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON

                                10,824,260 shares
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        12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                          EXCLUDES CERTAIN SHARES*                           |_|
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        13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                24.2%
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        14                TYPE OF REPORTING PERSON*

                                IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 306137 10 0                 13D             Page 3 of 4 Pages
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            The  following   constitutes  initial  Schedule  13D  filed  by  the
undersigned (the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares of the common stock, $.01 par value
per  share  ("Common  Stock"),  of  FalconStor  Software,   Inc.  f/k/a  Network
Peripherals Inc. (the "Issuer").  The principal  executive offices of the Issuer are located at 125 Baylis Road, Melville, NY 11747.

Item 2.     Identity and Background.
            -----------------------

            This  Statement  is being  filed by  ReiJane  Huai  (the  "Reporting
Persons").  Mr. Huai is a citizen of the United States. His principal occupation is President and Chief  Executive  Officer of the Issuer and his principal place of business is 125 Baylis Road, Melville, NY 11747.

            During the last five years,  Mr. Huai has been not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            On August 22, 2001, the Reporting Person became the beneficial owner of  10,824,260  shares of Common  Stock as a result of the closing of the merger contemplated by the Agreement and Plan of Merger and Reorganization  dated as of
May 4, 2001 by and among FalconStor, Inc. ("FalconStor"),  the Issuer and Empire
Acquisition Corp., a direct,  wholly-owned  subsidiary of the Issuer. Each share of common stock of  FalconStor  held by the  Reporting  Person was exchanged for
0.721858 shares of Common Stock of the Issuer.

Item 4.     Purpose of Transaction.
            ----------------------

            Except as set forth herein,  the Reporting  Person  presently has no plans or  proposals  which  would  relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Items  5(a)  and  5(b).  The  Reporting  Person   beneficially  owns
10,824,260  shares of Common Stock or 24.2% of the outstanding  shares of Common
Stock  entitled to vote (based on 13,312,282  shares of Common Stock as reported by the Issuer's  transfer agent  immediately  prior to the merger and to reflect the additional shares issued in connection with the closing of the merger).  The
Reporting  Person has sole  voting  power of all the  shares of Common  Stock he beneficially owns.

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CUSIP No. 306137 10 0                 13D             Page 4 of 4 Pages
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            (c) The following table set forth a description of all  transactions in shares of Common Stock of the Issuer by the  Reporting  Person  identified in
Item 2 of this Schedule 13D effected during the past sixty days.

                                            Number of Shares
                        Acquisition             Purchased/
                           Date               Acquired (1)
                          -----               ------------

                         8/22/01               10,824,260

------------------------
(1) One share of common stock of  FalconStor  held by the  Reporting  Person was exchanged  for  0.721858  share of Common Stock of the Issuer as a result of the closing of the merger of  FalconStor  and Merger  Sub,  as  contemplated  by the
Merger Agreement.

            (d) Not Applicable.

            (e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            None.

Item 7.     Materials to be Filed as Exhibits.
            ---------------------------------

            None

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2001

                                             /s/ ReiJane Huai
                                             ----------------------------
                                             ReiJane Huai